Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

From:	Legal@hoopikapharma.com
Subject:	HOOKIPA Pharma Inc. Offer to Exchange Eligible Options for New Options
To:	All Eligible Employees with Eligible Options
Date:	August 10, 2023

We are pleased to announce that HOOKIPA Pharma Inc. (“Hookipa,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, August 10, 2023. You are receiving this email because you are eligible to participate and exchange certain stock options for a New Option.

The Exchange Offer will expire at 11:59 p.m., Eastern Daylight Time, on September 7, 2023 (the “Expiration Time”). If we extend the period of time during which this Exchange Offer remains open, the term “Expiration Time” will refer to the last time and date on which this Exchange Offer expires.

The Exchange Offer allows employees who hold stock options with an exercise price per share greater than $6.50, granted before July 1, 2022, under the HOOKIPA Pharma Inc. 2019 Stock Option and Incentive Plan and 2018 Stock Option and Grant Plan the ability to exchange some or all of these options for a New Option exercisable for fewer shares of our common stock. The New Option will have an exercise price per share equal to the closing price of our common stock reported on the Nasdaq Global Select Market (“Nasdaq”) on the date the New Option is granted, however, no less than $1.00.

With this e-mail you are receiving an Election Form including the Terms & Conditions form listing your Eligible Options. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

Please complete and return to legal@hookipapharma.com the Election Form to either: 1) participate in the Exchange Offer or, 2) reject the Exchange Offer and retain all of your Eligible Options. After submitting the forms, you will receive an email confirmation.

If you make no election, or do not return the Election Form before the Expiration Time, you will retain your Eligible Option(s) subject to their original terms, and no New Options will be granted to you.

If you elect but later decide to withdraw your election, please write to legal@hookipapharma.com by the Expiration Time.

The terms of the Exchange Offer are described in detail in the Exchange Offer, that will be filed with the U.S. Securities and Exchange Commission. The documents will be made available at the SEC website at www.sec.gov and the SEC filings section of our webpage at https://ir.hookipapharma.com/sec-filings.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer.

Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances.

To aid in the decision-making process, however, Hookipa will be offering webinars to all eligible employees Separate invitations for these webinars will be sent out by the HR Department.

If you have any questions, please refer to the Exchange Offer or reach out to legal@hookipapharma.com.

This communication does not constitute an offer to holders of Hookipa Pharma Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate should read the Tender Offer Statement on Schedule TO and other related materials because they contain important information about the program and the related tender offer. This document will be made available at the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer.